October 26, 2007
Ms Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549
Dear Ms Davis
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed April 16, 2007
Comment letter dated September 20, 2007
File No. 0-26860
Set forth below are the responses of Lihir Gold Limited (“the Company”) to comments in the letter from the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“the Commission”) dated September 20, 2007, regarding the above-referenced materials.
In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. This letter contains the responses to the Staff’s comments for which we do not seek confidential treatment. The other letter submitted responds to the balance of the comments of the Staff on the 2006 Form 20-F, contains confidential information of the Company and therefore is submitted on a confidential basis.
In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
For the Staff’s convenience, the Staff’s comments are indicated in bold, and are immediately followed by the Company’s response thereto.
Form 20-F for the Fiscal Year Ended December 31, 2006
Information on the Company, page 10
Total Stockpiled, page 31
1.	We note your statement that “Reserves have been prepared in accordance with the Australian JORC code (which is the Australian equivalent to Industry Guide 7 under the United States Act of 1933).” Please note that under U.S. GAAP, the proven and probable reserve quantities used to account for your operations are determined by the guidelines set forth in Industry Guide 7. Please tell us how the JORC Code you are using complies with Industry Guide 7. In addition, please confirm, if true, that the reserve quantities used to measure the financial results of your mining operations are limited to only proven and probable reserves, as defined by Industry Guide 7, or otherwise advise.

 2.
Response:

Our comment in relation to Industry Guide 7 being the equivalent to the Australian JORC code requires clarification. Further our reference to the Australian JORC code is not adequately referenced and should read Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC code, 1994 (the JORC Code). To clarify this statement we confirm that our applications of the JORC Code and Industry Guide 7 in relation to the definition of a reserve are consistent and identical to that extent.

We propose to amend our disclosure by filing a Form 20-F/A to confirm that reserves have been prepared in accordance with Industry Guide 7.

In relation to the reserve quantities used to measure the financial results we confirm that these are limited to proven and probable reserves.
Operating and Financial Review and Prospects, page 37
F. Tabular Disclosure of Contractual Obligations, page 52
2.	We note a line item within the table identified as ‘Capital Expenditure Commitments’ showing total obligations of $68 thousand to be spent within the year. However we note on page 50 51 within your discussion of ‘Net Debt/Cash Position’ you explain that at December 31, 2006 your capital expenditure commitments totaled $68.3 million. Please reconcile these amounts for us, and revise your table if necessary.

Response:

The line item within the table identified as ‘Capital Expenditure Commitments’ contained a typographical error. Total obligations should read $68,264 thousand. The table will be revised as follows:

			Later than 1	Later than 2
			year but not	years but not
			later than 2	later than 5	More than 5
	Total	Less than 1 year	years	years	years
	$000	$000	$000	$000	$000
Project financing facility	215,520	26,940	44,900	143,680	—

Ballarat Goldfields facility	35,595	35,595	—	—	—
Revolving Credit Facility	30,000	—	—	30,000	—
Operating leases	5,349	971	749	1,302	2,327
Capital expenditure commitments	68,264	68,264	—	—	—
Other liabilities reflected on the Company’s balance sheet*	427,396	175,399	45,531	205,289	1,177
Total in cash	782,124	307,169	91,180	380,271	3,504
Report of Independent Registered Public Accounting Firm, page F-A1
3.	Your independent public accounting firms report on your consolidated financial statements explain that in their opinion, the accompanying consolidated balance sheet at December 31, 2004 is presented fairly, in all material respects. We note however, that the financial statements included in the document do not include a consolidated balance sheet at December 31, 2004. Please obtain and file a revised report on your consolidated financial statements that accurately refers to the financial statements included within the document.

Response:

We agree with your comment and will re-file the revised report accordingly by filing a Form 20-F/A.

3.
Note 1: Statement of Significant Accounting Policies, page F-5
(xviii) Share Based Payments, page F-11
4.	You explain that any shares issued to MRL is recognised as an intangible asset with a corresponding increase in equity, and the asset is amortised over the life of mine reserves. Please tell us and expand your policy to explain why such costs are recorded as an intangible asset and amortised over the life of mine reserves, how the fair value of the shares is determined, and what, if any, vesting requirements are associated with shares issued to MRL. As part of your response, please address the guidance in IFRIC 8 and provide the specific accounting literature you relied upon in determining how to record the shares issued to MRL.
Response:
In determining the most appropriate accounting treatment for the transaction involving the proposed issue of additional Company shares to MRL (‘the transaction’), the Company concluded that the transaction met the definition of a share based payment as defined in International Financial Reporting Standard 2 Share-based Payment (“IFRS 2”), Appendix A, Defined Terms. The definition requires that the entity receive goods or services as consideration for equity instruments issued.
The share based payment arises because in Papua New Guinea mining projects, landowner equity remains an essential economic feature and a legal requirement to ensure access to the mine area and subsequent expansions or development of the mine. This was noted in the Company’s IPO documentation in 1995, has been reflected in a number of other agreements and is observable in other Papua New Guinea mining projects.
At the start of mine development of the Lihir project in 1995, agreement was reached for a minimum number of the Company shares to be held by MRL in a Memorandum of Agreement dated 26 April 1995. These shares were placed into a trust pursuant to a Deed of Settlement dated 14 August 1997, the beneficiaries of which are the traditional landowners of the mine site. Under the 2003 Heads of Agreement dated 28 March 2003, the Company agreed in principle that MRL would sell down some of its interest in the Company to fund part of MRL’s obligations at that time to the European Investment Bank (EIB) and that the Company would maintain MRL’s interest in the Company at 5.2% following an equity raising and issue by the Company for purposes associated with the ongoing funding of the Lihir operations. Subsequently, and after agreement with the EIB and the Company, MRL sold more shares in the Company to fully repay its indebtedness to the EIB. As a result, MRL’s equity interest in the Company fell to 4.84%, lower than the 4.94% contemplated by the agreement.
The Company has pursued number of alternatives to restore MRL to the agreed equity position of 5.2%. These alternatives included:
▪	The payment of a royalty based on production over time in lieu of the increased equity;

▪	The issue of additional equity.
These alternatives were disclosed in note (xviii), F-11 of the Company’s Form 20-F. If the royalty alternative had been pursued then this would have been expensed on a units of production basis. The issue of additional equity removes any royalty obligation. For economic reasons the Company has preferred the additional equity alternative since this would remove any obligation for future royalties.
As a result, the Company agreed to make available to MRL shares in the Company equivalent to 0.26% at the time in return for future benefits for the Company; the amended agreement was executed on 26 January 2006,
The terms of the 2003 Heads of Agreement explicitly require the support of the Lihirian community and landowners to any future possible expansions of the mine. Since 2003 the mine has expanded from 550,000 oz per annum to current capacity in the order of 800,000 oz. The economic benefits of this expansion have been substantial.

4.
Overall settlement of this additional equity will result in future benefits for the Company. These benefits comprise support for expansions of the mines activities and the settlement of any future disputes in relation the equity position of the landowners.
The settlement of shares recognizes the continued cooperative relationship between the Company and local landowners and the changes in circumstances for the conduct of mining operations since the commencement of mining insofar as they affect the parties, including for example a change in the level of activity. These future benefits for the Company accrue for the remainder of the mine life.
As part of its application of IFRS 2 the Company considered the guidance in IFRIC Interpretation 8 Scope of IFRS 2 (“IFRIC 8”) which applies to situations where it is not clear what goods/services are received in consideration for shares (i.e. unidentifiable goods and services). The Company concluded that IFRIC 8 was not applicable to the transaction in question as the service to be received, being the right to mine the land free from disputes over Lihirian equity, is identifiable. Accordingly the recognition and measurement requirements of IFRS 2 have been applied. IFRS 2, paragraph 10 states that the value of the service is deemed to be the fair value of the equity instruments granted, given the rebuttable presumption contained within paragraph 13 of IFRS 2, that the fair value can be reliably estimated, does not apply.
For the purposes of calculating the share-based payment, the fair value of the equity instruments was based on the public share price at the time of grant.
In coming to the conclusion that the issuance of additional shares to MRL was a share based payment, the Company then considered the recognition of the additional benefit being received, i.e. the right to continue mining uninterrupted. The Company concluded that this right satisfies the definition of an intangible asset under International Accounting Standard 38, Intangible Assets (“IAS 38”) based on the following factors:
i.	the right is contractual in nature, as the original State Equity Acquisition Agreement dated March 17, 1995 (“MRL Equity agreement”) established the initial Lihirian equity participation, which is a precondition to obtain the mining licence. In order to obtain a Special Mining Lease, PNG Government policy requires mining companies to agree appropriate compensation with the local landowners, which in turn create access rights. The MRL Equity agreement and Special Mining Lease Licence agreement contemplates maintaining the Lihirian interest at a certain percentage and over time a contingent commitment to issue additional shares arose. The most recent agreement in 2003 stipulated a minimum 5.2% holding, following an equity raising and issue by the Company for purposes associated with the ongoing funding of the Lihir operations. The subsequent “Amended and Restated Lihirian Equity Settlement Agreement” dated January 27, 2006 confirmed the interest;

ii.	the Company maintains effective relationships with the community and has removed any uncertainty over the required equity position of MRL

iii.	the Company has removed the alternative for a future royalty obligation,

iv.	future economic benefits exist as a result of securing relationships with the Lihirian community and the PNG government for the expansion of the mines activities, and

v.	the agreement has resolved the local shareholding participation for the life of the mining lease and bestows to the Company a right to mine uninterrupted in this regard.
The Company then considered the appropriate amortization period and method. As the future economic benefit will be derived over the mine operating period, a finite period, the useful life was considered finite and amortization on a life of mine basis was deemed appropriate. The life of mine amortization method that best reflected the pattern in which the asset’s future economic benefits were expected to be consumed was a unit’s of production method based on the proven and probable ore reserves.
In order to clarify the accounting treatment adopted for the MRL equity issue, the Company proposes to expand its share based payment accounting policy as follows:

5.
(xviii)	Share based payments

The Group makes equity-settled share-based payments only. There are two types of share-based payments provided by the Group:
•	The Executive Share Plan, which provides benefits to the executives of the company; and

•	Share issues made to local landowners through Mineral Resources Lihir Limited (MRL).
The Group provides benefits to employees in the form of share-based payments, whereby employees render services in exchange for rights over shares (equsty-settled transactions).

The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted.

The fair value of share rights granted under the Executive Share Plan is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period.

The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right.

The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the company, individual performance hurdles), Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognized each period takes into account the most recent estimate.

The amount recognizable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions.

The Group also has an obligation to issue shares under the 2003 Heads of Agreement (“Agreement”) between the Company and MRL (representing the equity held for landowners). These shares are to be issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mines activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognizes the continued cooperative relationship between the Company and local landowners and the changes in circumstances on the island over time insofar as they affect the parties, including for example changes in the level of activity since the commencement of mining.

The share based payment is measured by reference to the fair value of the shares to be issued to MRL under the Agreement at the grant date being the date the liability to issue the shares arose. No vesting conditions are attached to the grant of shares, The share based payment transaction qualifies for capitalization as an intangible asset and the expense is amortised over the finite life of the asset using a units-of-production method. The amortization expense is included in operating costs.
Engineering Comments
General
5.	We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognised by the SEC, accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Response:

The company web site has been updated with the recommended cautionary statement and where appropriate press releases will incorporate an applicable cautionary statement to U.S. Investors.

6.
In relation to making the above responses to the Staff comments, the Company makes the following statements:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please contact Phil Baker of Lihir Gold in Australia on +61 7 3318 3328 or Facsimile +61 7 3318 9203.

Yours sincerely

/s/ Phil Baker Phil Baker
Chief Financial Officer
Lihir Gold Limited

cc:	Mr. Burr Henley, Sullivan & Cromwell
Mr. Robert Hubbard, PricewaterhouseCoopers
Mr. Paul Brunner, PricewaterhouseCoopers